EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

July 13, 2015	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO Q2 2015 PRODUCTION UP 167% COMPARED TO Q2 2014

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, "Avino" or "the Company") is pleased to report its Q2 2015 and H1 2015 production results from its Avino property near Durango, Mexico.

Production Highlights for Second Quarter 2015 (Compared to Second Quarter 2014)

  Silver equivalent production increased 167% to 819,299 oz*
  Silver production increased 102% to 451,505 oz
  Gold production increased 63% to 1,891 oz
  Copper production continued from startup phase in late 2014 and 1,236,622 Lbs were produced

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

"I'm pleased to report another record quarter and a record half-year of production. During the first half of 2015, we produced almost 1.5 million silver equivalent ounces which exceeds the entire output for 2014 and puts us on pace to more than double production in 2015. Operational performance in the second quarter was in line with expectations and we are nearing the end of the optimization phase at Mill Circuit 3. During the quarter, we added a new Caterpillar 1600 scoop tram and a Sandvik development Jumbo to enhance underground advancement and a new jaw crusher in the mill; we are also expecting a new Caterpillar ramp grader in the fourth quarter. I would again like to thank our hard-working team for their contributions to our success".

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated Second Quarter and First Half 2015 Production Highlights

Comparative production results from Q2 2015 and Q2 2014 as well as H1 2015 and H1 2014 are presented below:

	Q2 2015	Q2 2014	% Change	H1 2015	H1 2014	% Change
Total Silver Produced (oz) calculated	451,505	223,183	102%	814,715	455,584	79%
Total Gold Produced (oz) calculated	1,891	1,157	63%	3,641	2,431	50%
Total Copper Produced (Lbs) calculated	1,236,622	N/A	N/A	2,109,506	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	819,299	306,342	167%	1,471,919	630,312	134%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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Avino Mine Second Quarter 2015 Production Highlights

On January 1, 2015, Avino began processing new material from the Avino Mine using Mill Circuit 3. The comparison below is between Q2 2015 and Q1 2015 since no comparative data exists from Q2 2014.

	Q2 2015	Q1 2015	Quarterly Change %	2015 YTD Totals	Notes
Tonnes Mined	94,323	78,652	20%	172,975	1
Underground Advancement (m)	1,161	980	18%	2,140	1
Mill Availability (%)	97	96	1%	97
Total Mill Feed (dry tonnes)	95,494	76,547	25%	172,041	2,5
Feed Grade Silver (g/t)	61	64	-5%	62	3,6
Feed Grade Gold (g/t)	0.27	0.36	-25%	0.31	3,6
Feed Grade Copper (%)	0.67	0.58	15%	0.67	3,5
Recovery Silver (%)	87	89	-2%	88
Recovery Gold (%)	76	82	-8%	79	4
Recovery Copper (%)	88	89	-1%	89
Copper Concentrate (dry tonnes)	2,219	1,775	25%	3,994	5
Copper Concentrate Grade Silver (kg/t)	2.27	2.46	-8%	2.36	6
Copper Concentrate Grade Gold (g/t)	8.74	12.61	-31%	10.46	6
Copper Concentrate Grade Copper (%)	25	22	13%	24	6
Total Silver Produced (kg)	5,044	4,371	15%	9,414	7
Total Gold Produced (g)	19,388	22,391	-13%	41,778	7
Total Copper Produced (Kg)	560,923	395,934	42%	956,857	7
Total Silver Produced (oz) calculated	162,159	140,518	15%	302,677	7
Total Gold Produced (oz) calculated	623	720	-13%	1,343	7
Total Copper Produced (Lbs) calculated	1,236,622	872,884	42%	2,109,506	7
Total Silver Equivalent Produced (oz) calculated	438,823	355,924	23%	794,747	7

*For Comparison purposes,the silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Second Quarter 2015 Highlights

1.	Overall tonnes mined were up 20% over Q1 2015 helped by the use of additional mining equipment. Mining advancement also increased by 18% from use of the additional equipment.

2.	Mill throughput increased by 25% over Q1 as optimization during the start-up phase continued.

3.	As a result of feed variability in the deposit, copper grade increased by 15%, while silver and gold grades decreased by 5% and 25% respectively.

4.	Recoveries for gold were down by 8% as a result of the lower feed grade.

5.	Higher throughput and copper feed grade resulted in 25% more tonnes of concentrate produced.

6.	Silver and gold grades in the concentrate were lower by 8% and 31% respectively as a result of the lower feed grades, while the copper grade increased by 13% as a result of the higher feed grade.

7.	Copper production increased by 42% and gold production decreased by 13%. Despite the lower grades and lower recovery, silver production increased by 15% due to higher tonnage processed. The higher copper production for the quarter is the primary reason for the 23% increase in silver equivalent production.

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San Gonzalo Mine Second Quarter 2015 Production Highlights

Comparative figures for Q2 2015 and Q2 2014 for the San Gonzalo mine are as follows:

	Q2 2015	Q2 2014	Quarterly Change %	2015 YTD Totals	Notes
Tonnes Mined	24,425	14,497	68%	51,137	1
Underground Advancement (m)	1,105	1,144	-3%	2,287
Mill Availability (%)	97	95	2%	96
Total Mill Feed (dry tonnes)	20,026	20,400	-2%	38,834
Feed Grade Silver (g/t)	363	334	9%	336	2,5
Feed Grade Gold (g/t)	1.75	1.86	-6%	1.65	2,5
Recovery Silver (%)	83	84	-1%	83
Recovery Gold (%)	72	77	-7%	73	3,5
Bulk Concentrate (dry tonnes)	728	545	34%	1,336	4
Bulk Concentrate Grade Silver (kg/t)	8.27	10.44	-21%	8.16	4
Bulk Concentrate Grade Gold (g/t)	34.37	53.65	-36%	35.05	4
Total Silver Produced (kg)	6,025	5,688	6%	10,896	5
Total Gold Produced (g)	25,036	29,221	-14%	46,825	5
Total Silver Produced (oz) calculated	193,716	182,884	6%	350,321	5
Total Gold Produced (oz) calculated	805	939	-14%	1,505	5
Total Silver Equivalent Produced (oz) calculated*	251,571	250,375	0%	458,526	5

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Second Quarter 2015 Highlights

1.	Tonnes mined increased by 68% during the quarter as a result of more headings and use of additional mining equipment.

2.	Silver feed grade in Q2 2015 was 9% higher than in Q2 2014, while gold feed grade was 6% lower. The source of the mill feed during Q2 2015 was mostly from level 6, and these grades are consistent with expected results for material from level 6, whereas in Q2 2014 the majority of the feed came from level 5.

3.	Gold recovery was lower by 7% due to the lower feed grade and change in mineralogy that included higher lead and zinc contents in the mill feed. This mineralogy was expected in level 6 material.

4.	The higher base metals content resulted in a 34% increase in tonnage of concentrate produced, and a decrease in silver and gold grades in the concentrate of 21% and 36% respectively.

5.	Silver production increased by 6% as a result of the higher feed grade and gold production decreased by 14% due to lower feed grade and recovery; overall, silver equivalent production increased marginally.

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Mill Circuit 2 Second Quarter 2015 Production Highlights

Based on the consideration of feed grades, recovery rates, and smelter returns, during the three months ended June 30, 2015, Mill Circuit 2 was used to process both San Gonzalo stockpile mill feed as well as historic above ground stockpiles left from past mining of the Avino vein. The material from San Gonzalo was processed during April and June and the historic stockpiles were processed in May. Combined output from Mill Circuit 2 for the quarter was 95,630 oz Ag and 463 oz Au, or 128,905 oz AgEq*.

* The silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property's on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

"David Wolfin"

_____________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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